Exhibit 99.1

ProQR Therapeutics N.V. Press Release October 27, 2016

ProQR Announces that QR-010 Meets the Primary Endpoint in a Proof of Concept Study of Homozygous ΔF508 Cystic Fibrosis Patients

Topline data to be presented today at NACFC

LEIDEN, the Netherlands, October 27, 2016 — ProQR Therapeutics N.V. (Nasdaq: PRQR) today announced that clinical study PQ-010-002, a proof-of-concept study of nasal potential difference (NPD), demonstrated that QR-010 restored CFTR function in a cohort of homozygous ΔF508 cystic fibrosis (CF) patients. The study met its primary endpoint in this cohort as measured by a change in total chloride response following 4 weeks of treatment with QR-010. In the compound heterozygous ΔF508 cohort, no meaningful difference was found. QR-010 was observed to be safe and well-tolerated in both cohorts.

ProQR also announced that clinical study PQ-010-001 completed all four single-dose cohorts. PQ-010-001 is a placebo-controlled Phase 1b study in subjects with CF homozygous for ΔF508. QR-010 was observed to be safe and well-tolerated in all four single dose cohorts. The multiple dose cohorts in this study are ongoing and topline safety, tolerability and exploratory efficacy data from this study are expected in mid-2017.

The top-line results of PQ-010-002 will be presented today by Noreen R. Henig M.D. and John P. Clancy M.D. at the North American Cystic Fibrosis Conference (NACFC) in Orlando, Florida, USA in workshop W07: Clinical Advances in Cystic Fibrosis Research from 9:45am – 11:05am ET. Session broadcast information for registered participants is available at the NACFC website. The company will also host an investor and analyst event starting at 8:30pm ET with presentations and webcast starting at 9:00pm ET. The webcast can be accessed from ProQR’s website via this link.

“Patients with CF feel and do better when the CFTR protein channel works more normally. Our important first step in helping patients with CF was to demonstrate that QR-010 could restore CFTR function in patients with CF due to ΔF508, the most common mutation. Our proof-of-concept NPD study did exactly that in CF patients homozygous for ΔF508; it demonstrated that CFTR protein channels are active in this cohort following administration of QR-010 as measured by the total chloride response. Having achieved this major step, we have increased confidence in QR-010’s potential to make a meaningful clinical impact for patients and will move forward with an aggressive development plan”, said Noreen R. Henig, M.D., Chief Development Officer of ProQR”.

“NPD is a reliable, direct and specific measurement of CFTR activity and is therefore used as an important endpoint to assess CFTR function in clinical trials in CF. As CFTR dysfunction is the key problem in CF, the restoration of CFTR function as measured by NPD is an important early signal for potential future clinical benefit for patients”, said John P. Clancy, M.D., principal investigator, Professor of Pediatrics and Research Director, Division of Pulmonary Medicine, Cincinnati Children’s Hospital and a member of the Cystic Fibrosis Foundation Therapeutic Development Network’s leadership team. “The change in the total chloride secretion response observed with QR-010 in this study has never been demonstrated with a ΔF508 targeting agent before. This outcome makes us eager to advance this molecule into next clinical studies.”

“This first clinical data in CF patients with QR-010 is a major milestone for ProQR, the CF community and the RNA therapeutics space. Confirming QR-010’s ability to improve CFTR function in homozygous ΔF508 patients is a strong validation of the preclinical evidence and reinforces our belief that QR-010 can make a

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

transformative difference in the lives of CF patients”, said Daniel de Boer, Chief Executive Officer of ProQR. “I want to sincerely thank all the patients that participated in our studies, and all our clinical investigators that supported this unique study and executed it with a level of operational excellence, allowing us to validate the potential of QR-010 for this patient population with a significant unmet medical need”.

Study PQ-010-002, a Nasal Potential Difference proof-of-concept study

PQ-010-002 was an open-label, proof-of-concept study evaluating the effect of QR-010 on the nasal potential difference (NPD) assay, an important measurement of CFTR function. The study was conducted in 5 NPD specialized centers in the US and Europe. The study enrolled 18 CF patients, 10 homozygous for the ΔF508 mutation and 8 compound heterozygous (one copy of the ΔF508 mutation and one copy of another cystic fibrosis disease-causing mutation). QR-010 was applied topically to the nasal mucosa 12 times over a period of 4 weeks. Primary endpoint for each cohort was the change from baseline in CFTR mediated total chloride transport as measured by NPD.

In the per-protocol population of subjects homozygous for the ΔF508 mutation meeting the pre-specified inclusion criteria (n=7), the average change from baseline in NPD at day 26 was statistically significant, -4.1 mV (p=0.0389). This finding was supported by a change in sodium channel activity and other sensitivity analyses of the NPD measurements, all pointing to strong evidence of restoration of CFTR activity.

In subjects compound heterozygous for the ΔF508 mutation, the average change from baseline in NPD was not significantly different at day 26. A responder analysis of individual subjects assessing the impact of the second mutation is currently ongoing.

Study PQ-010-001, a Phase 1b safety and tolerability study in CF ΔF508 homozygous patients

PQ-010-001 is a Phase 1b randomized, double-blind, placebo-controlled, dose-escalation 28-day study currently enrolling patients in more than 20 centers in North America and Europe. This study evaluates the safety, tolerability and pharmacokinetics of single and multiple ascending doses of inhaled QR-010 in a total of 64 CF patients homozygous for the ΔF508 mutation. Exploratory efficacy endpoints in the multiple dose cohorts include sweat chloride, weight gain, CFQ-R Respiratory Symptom Score and lung function, measured by FEV1. The single dose portion of the study consisting of 4 cohorts has been completed. No dose-limited toxicity was observed up to the highest dose tested. The dose escalating multiple-dose study (12 doses administered over 4 weeks) is currently enrolling cohort 6 and topline results are expected to be available in mid-2017.

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by targeting the mRNA in CF patients that have the ΔF508 mutation. The ΔF508 mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and to restore CFTR function. QR-010 is designed to be self-administered via an optimized eFlow® Nebulizer (PARI Pharma GmbH). eFlow® is a small, handheld aerosol delivery device which nebulizes QR-010 into a mist inhaled directly into the lungs. QR-010 has been granted orphan drug designation in the United States and the European Union and fast-track status by the FDA. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

About cystic fibrosis

CF is the most common fatal inherited disease in the Western world and affects an estimated 70,000 to 100,000 patients worldwide. In people with CF, a defective CFTR gene causes a thick, buildup of mucus in the lungs, pancreas and other organs. In the lungs, the mucus clogs the airways and traps bacteria leading to infections, extensive lung damage and eventually, respiratory failure. There is no cure for CF. Disease manifestations lead to a shortened life expectancy with a median age of death of 27 years. Although over 1,900 CF-causing gene mutations have been identified, approximately 70% of all CF patients are affected by the ΔF508 mutation. Among all CF patients, approximately 50% are homozygous for the ΔF508 mutation.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010, its therapeutic potential and its clinical development and timing of clinical trials including the statements related to PQ-010-001 and PQ-010-002. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including the risk that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F for the year ended December 31, 2015, and any subsequent SEC filings. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com